Mail Stop 4561

May 1, 2006

Josh James, Chief Executive Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097

> **RE: Omniture, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-132987**
> **Date Filed: April 4, 2006**

Dear Mr. James:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

2. We will process this filing and your amendments without price ranges. Since the

price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on

disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

3. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this draft. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered or the number of shares to be sold by selling shareholders on the cover. See Section II.A.7 of Release No. 33-6714. In addition, please confirm that you will not circulate copies of the registration statement until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

4. Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Table of Contents

5. Revise to remove the list of Exhibits as these documents do not constitute part of the prospectus.

6. Please relocate the text currently appearing in the first and third paragraphs after the table of contents to a part of the prospectus that is not subject to Rule 421(d) of Regulation C.

Prospectus Summary, page 1

7. Please substantiate your claim of being the "leading provider of online business optimization software . . . ."

8. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no charge or nominal charge, be advised that the company must provide a consent for its use or adopt the information as the company's own. Also, please provide us

with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the second and third

paragraphs on page 1. Refer also to disclosure contained in the "Industry Background" subsection commencing on page 45.

9. Consider adding disclosure to the summary that addresses your net loss of $17.4 million and your accumulated deficit of $31.1 million as of December 31, 2005.

10. We note that the information contained in the "Omniture, Inc." section is a repetition of a substantial portion of the information contained in the "Business" section. Please strive for a balanced presentation that does not employ the use of repetitious information.

11. Your disclosure employs the use of technical jargon that does little to assist someone unfamiliar with the software industry with an understanding your business, the nature of the products/services you offer, and how specific customers in the marketplace utilize your products. Please keep in mind our Plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance. Without limitation, we refer you to your use of the following terms or phrases:

- "multi-tenant technology platform [that] is based upon a massively parallel, utility computing architecture . . . ." (page 2);
- "[o]ur technology is built on an open data platform, including our data integration features and partner-specific interfaces . . . ." (page 2);
- "clickstream events and transactions" (page 50);
- "segmentation criteria" (page 50);
- "conversion-related metrics" (page 51);
- "C and C++" (page 52);
- "toolsets such as Java, PHP and AJAX" (page 52);
- "N-dimensional analysis" (page 53);
- "XML data insertion API" (page 53);

Risk Factors, page 7

We have broad discretion in the use of the net proceeds of this offering", page 21

12. Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

Special Note Regarding Forward-Looking Statements and Industry Data, page 23

    13. We note that the disclosure about your industry is based upon industry publications and surveys and forecasts generated by ComScore Networks, eMarketer, and Forrester Research, IDC, and Jupiter Research. We also note that you cannot guarantee the veracity of the information nor have you independently verified it. Further, it appears that investors are urged not to place undue reliance on this information. We believe this discussion to be inappropriate as currently drafted since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions. As such, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented.

Use of Proceeds, page 24

    14. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use.

    15. Disclosure indicates that you may use a portion of the proceeds for possible acquisitions of complementary businesses, technologies or other assets. Please consider the applicability of Instructions 5 and 6 to Item 504 of Regulation S-K, which require enhanced disclosure if the offering proceeds will be used to acquire assets or finance the acquisition of other businesses.

Dilution, page 26

    16. The comparative table at the bottom of page 28 should reflect shares that are subject to options that are outstanding or that are to be granted effective upon consummation of the offering. Current disclosure states that you are excluding these shares from the comparison.

Selected Consolidated Financial Data, page 27

    17. Revise to include long-term obligations (including long-term debt and capital lease obligations) pursuant to Item 301 of Regulation S-K.

Management's Discussion and Analysis and Results of Operations, page 29

Overview, page 29

18. In the second paragraph, please balance the discussion of your revenues growth with a discussion of the changes in your expenses and net income for the same periods.

19. Please discuss the percentage of your revenue or net income derived in the last two years from new customers versus old customers.

Results of Operations, page 33

20. Your discussion of results of operations highlights the components that are classified within each line-item on your statements of operations. Your disclosure, however, should also include a description of the reasons for any changes in those line-items and you should indicate whether those changes represent an upward or downward trend. The discussion should not merely repeat numerical data contained in the financial statements. The causes for the changes shall be described to the extent necessary to an understanding of your business as a whole.

Revenues, page 33

21. It appears that America Online accounted for 11% of total revenues in 2005. Please file the agreement with America Online. Also, to the extent any other customer(s) accounted for 10% or more of your revenue, please file these agreements as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Further, please disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

Liquidity and Capital Resources, page 39

Other Factors Affecting Liquidity and Capital Resources, page 40

22. In the last sentence of the fourth paragraph beneath this subsection, clarify your reference to "certain specified companies" that you might acquire.

Business, page 45

Overview, page 45

23. Please provide quantitative data to support your conclusion that your services provide features that improve "return on investment" for your customers.

24. At an appropriate location, please disclose all nations where the company maintains business.

Strategic Relationships, page 54

Intellectual Property, page 57

25. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. In addition, please provide us with an analysis as to whether you are required to file as exhibits your agreements with your strategic partners, such as DoubleClick and salesforce.com. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Employment Agreements and Change in Control Agreements, page 66

26. Expand the disclosure relating to the "performance criteria", satisfaction of which is necessary in order for Messrs. James, Pestana, and Herring to earn performance bonuses.

2006 Employee Stock Purchase Plan, page 71

27. Explain what you mean when you disclose that the 2006 Employee Stock Purchase Plan will be established "concurrently with this offering".

Principal And Selling Stockholders, page 77

28. If you intend to register a secondary offering on behalf of selling securityholders, please provide appropriate Item 507 of Regulation S-K information. In doing so, please remember to disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the

Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

Shares Eligible for Future Sales, page 82

29. Disclose whether the managing underwriters have any intent to shorten lock-ups or release them early.

Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 84

30. It is not clear whether you are presenting a short-form or long-form tax opinion. If this is a short-form opinion, then you must indicate that the discussion is the opinion of counsel, and the material federal income tax consequences to investors must be identified and attributed to counsel.

Underwriters, page 87

Directed Share Program, page 89

31. Please provide us with a materially complete description of the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Consolidated Financial Statements

General

32. We note that you refer to third-party valuations throughout the document. When you refer to a third-party valuation you should also disclose the name of the expert and include the expert's consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove the references. Please revise.

Related Parties

33. We note you disclose certain related party transactions on page 75 of your filing. Revise the notes to your financial statements to disclose related party transactions pursuant to SFAS 57.

Consolidated Balance Sheets, page F-3

34. Please revise to include a pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) pursuant to Section AU560.05 Footnote disclosures to this presentation should clarify the status of your convertible preferred stock as a result of your initial public offering.

Note 1. Summary of Business and Significant Accounting Policies

Recent Accounting Pronouncement, page F-13

35. We note that the company adopted SFAS 123R effective January 1, 2006 using the prospective adoption method pursuant to paragraph 83 of SFAS 123R. Revise to clarify that this adoption alternative only applies to unvested awards granted prior to April 4, 2006, (the filing date of the company's Form S-1) to which you applied the minimum value method. Tell us how you intend to account for the unvested awards granted after you became a public company (*i.e.*, awards that were measured using the fair value method). It appears that the company should apply the modified prospective method to unvested awards that were granted after you became a public company (on or after April 4, 2006, in your case). Please explain.

Note 5. Notes Payable, page F-15

36. Tell us how you considered whether the conversion feature in the $1.0 million convertible note issued in 2003 represented an embedded derivative. That is, any embedded derivative instrument must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether the instrument should be separated from the host contract. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. In this regard, the embedded derivative instrument must be evaluated using EITF 00-19 paragraphs 12 to 32 to determine whether that instrument would be classified as a liability or in stockholders equity.   If the instrument is deemed a liability, the instrument will be subject to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF 00-19. Alternatively, if the company determines that the embedded conversion feature should not be

bifurcated from the host instrument pursuant to SFAS 133 and EITF 00-19, then tell us how you considered whether this instrument contained a beneficial conversion feature pursuant to EITF 98-5 and EITF 00-27.

Note 7. Convertible Preferred Stock and Stockholders' Deficit

Convertible Preferred Stock, page F-19

37. We note that the company has issued numerous series of redeemable convertible preferred stock (Series A-1, A-2, A-3, A-4, A-4.1, B, B-1, B-2, C, C-1). It appears, based on the criteria in paragraph 12 of SFAS 133, that the conversion features associated with these offerings represent embedded derivatives that meet the criteria for bifurcation under SFAS 133. For each series of redeemable convertible preferred stock, specifically tell us how you determined that these conversion features met the scope exception of paragraph 11(a). Provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 to support your conclusion. In this regard, we note from your disclosures that certain of the preferred stockholders have registration rights agreements. At a minimum, tell us how you factored these agreements into your EITF 00-19 analysis. If the scope exception of paragraph 11(a) was not met, tell us why you have not considered the conversion features to be embedded derivatives subject to classification and measurement at fair value. Alternatively, if the company determines that the embedded conversion features should not be bifurcated from the host instruments pursuant to SFAS 133 and EITF 00-19, then tell us how you considered whether these instruments contained any beneficial conversion features pursuant to EITF 98-5 and EITF 00-27. We may have further comments.

Stock Options, page F-21

38. We note that you have disclosed information about stock option grants and other equity related transactions for the year ended December 31, 2005. Provide us the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the filing of the registration statement:
- The type of security;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issue;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial

statement disclosures and the magnitude and timing of the amortization expense;

- Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

39. Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

40. Revise to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:

- Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective. In this regard, we note the company's disclosures on page 43 where you indicate that the fair value of your common stock was based, in part, on "contemporaneous valuations performed by an independent valuation specialist". We further note, however, that in preparing the financial statements to be included in your registration statement, the company "reassessed the fair value of [y]our common stock". Therefore, it is unclear how you determined that the valuation of your common stock was performed contemporaneously. Please explain.

- Revise your MD&A to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

41. Provide us with objective evidence that supports your determination of fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods to determine the fair value of the common stock, provide us with your assumptions and supporting analysis. Highlight any transactions with unrelated parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on the company's fair value of any events which occurred between the dates of equity related issuances and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events that have taken place both within the company and the broader market that explain the significant changes in fair value of your common stock. If the valuation of your common stock's fair value was not performed contemporaneously by an unrelated valuation specialist, expand your MD&A disclosures to include a discussion of the above information.

42. In addition, tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for the Company's stock.

Warrants, page F-23

43. We note that you previously issued warrants in connection with the Series A-3 redeemable convertible preferred stock and that you repurchased the warrants in April 2004. Tell us the circumstances surrounding the issuance of these warrants, including the date of issuance, a description of the significant components of the transaction, the number of shares subject to issuance under the warrants, whether any shares were issued in connection with the warrants and how you accounted for the warrants with reference to the authoritative accounting literature applied.

44. We note that as of December 31, 2005 there were warrants outstanding for the issuance of 84,000 shares of common stock at an exercise price of $0.055 per share and expiring two years from the closing of an initial public offering. Tell us the circumstances surrounding the issuance of these warrants, including the date of issuance, a description of the significant components of the transaction, the number of shares subject to issuance under the warrants, whether any shares have been issued in connection with the warrants and how you accounted for the warrants with reference to the authoritative accounting literature applied.

45. Tell us how you are accounting for the company's warrant issuances. Specifically, tell us how the company determined that the warrants meet the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis for each transaction using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements.   We may have further comments.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

46. We note you have filed Forms D, notices of sales of securities pursuant to Regulation D, on five different occasions. Please advise us of the date of the sales of the securities covered by the Forms D. If these sales are not described in your Item 15 disclosure, revise as appropriate.

47. If you have relied on particular exemptions from registration contained in Regulation D, please disclose the specific Rule on which you rely. Currently, disclosure merely indicates that the sales were exempt under Regulation D. Also, since you relied upon the exemption contained in Section 4(2) of the Securities Act, please disclose the financial sophistication of the purchaser.

Undertakings

48. Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

Exhibits

Legality Opinion

49. Revise to specifically opine upon the legality of the shares to be offered and sold by selling securityholders. In this regard, those securities would appear to have already been authorized and issued.

50. Please confirm to us in writing that the reference to DGCL encompasses the statutes of Delaware, its constitution and reported judicial decisions interpreting those laws.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact April Coleman at (202) 551-3458 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Anne Nguyen,

Special Counsel, at (202) 551- 3611. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Robert G. O'Connor, Esq.
         by facsimile at 801-993-6499